
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 8, 2011

<u>Via E-Mail</u>
Terrill Moore
Chief Financial Officer
First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116

Re: **First Interstate BancSystem, Inc.**
Form 10-K for the fiscal year ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the quarterly period ended March 31, 2011
Filed May 6, 2011
File No. 001-34653

Dear Mr. Knight:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010</u>

<u>General</u>

1. Provide us with your analysis supporting your conclusion that the sale of the servicing rights in December 2010 was not the entry into a material agreement, requiring an Item 1.01 8-K. Also, provide us with your analysis supporting your conclusion that the sales contract and sub-servicing agreement are not material contract(s) as described in Item 601(b)(10) of Regulation S-K.

Lending Activities, page 2

2. Please revise future filings to provide more detail regarding your lending activities pursuant to Item 101(c)(1) including but not limited to the following:
   - describe the historic and current "minimum underwriting standards" to which you refer on the fifth line and identify the particular standards that you have given loan officers the discretion to waive and the limits of such discretion;
   - describe your "documentation standards" to which you refer in the second sentence.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

General

3. We note your references to "challenging economic conditions" and "general declines in the real estate and housing markets." Consistent with Item 303(a) and Release No. 33-8350, please provide to us and undertake to include in your future filings, discussion and analysis of the specific economic conditions and trends in your particular market area having an effect on your financial condition and or results of operations. For example, address: unemployment rate; median household income; and non business bankruptcy filings. Given that over sixty five percent of your portfolio is real estate loans provide discussion and analysis of home price index, residential real estate sales, single family home permits and housing starts, multifamily building permits and housing permits; existing single family home sales; home prices; foreclosures started; commercial real estate prices; commercial real estate sales; and commercial building permits.

Executive Overview, page 33

4. Noting that you earned over $18 million from service charges on deposits accounts and $29 million in service charges, commission and fees, please provide detail regarding each of these and discuss any recent or anticipated changes as a result of new regulations.

Non-Performing Assets, page 47

5. We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming loans over recent periods. For example, your nonperforming loans as of December 31, 2010 were $210,684 an increase of 69% over nonperforming loans of $124,678 as of December 31, 2009 and nonperforming loans as of March 31, 2011 were $249,878 an increase

of approximately 19% over nonperforming loans as of December 31, 2010. During this period you increased the allowance for loan losses by only 16.9% - from $103,030 at December 31, 2009 to $120,480 at December 31, 2010 and 3.29% - from $120,480 at December 31, 2010 to $124,446 at March 31, 2011, with very small amounts of relative net-charge offs during these periods. Please provide a more robust and transparent discussion consistent with Item 303 of Regulation S-K as it relates to significant changes in balances of your various balance sheet and income statement accounts, numerical changes and changes in trends from period to period. In this regard, your current disclosures in the loan loss provision portion of your Management's Discussion and Analysis section do not appear to clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in the overall credit environment with an increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase in your allowance for loan losses. In addition, discuss the reasons that your allowance for loan losses has not proportionally followed the levels of your nonperforming loans and charge-offs. Discuss the steps you take to monitor and evaluate collateral values of your nonperforming loans as part of your allowance methodology and discuss the trends experienced in that area in recent periods.

6. We note the significant amount of non-performing loans as of December 31, 2010 in the amount of $210,684 as well as at March 31, 2011 in the amount of $249,878. Please tell us and expand future filings to address the impact of obtaining independent appraisals/using observable market data in combination with customized discounting criteria and how this may have impacted your overall valuation process, as well as the amount and timing of related loan loss provisions and charge offs.

7. Please tell us and expand future filings to address the following with regard to your restructured loans:

   • Clarify if the restructured loans were troubled debt restructurings (TDRs) and discuss the various loan modification programs you offer;
   • Discuss how you identify loans to be restructured;
   • With regard to your performing and nonperforming restructured loans clearly identify if the amounts presented are on accrual or nonaccrual status;
   • Tell us if you restructured any loans and immediately placed the loans on accrual basis (quantify the number and amount of loans, if applicable);
   • Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively); and

- Tell us and disclose your policy (in your financial statements) regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

8. We note that you have had over $30 million in OREO since December 31, 2009. Given the significant balances noted, please tell us and revise future filings to include a discussion as to whether or not you actively market these properties, including whether or not you are doing this through a third party or with bank staff and when you expect to dispose of them. Please also address how you continue to evaluate the need to recognize any further deterioration in the market value of each property and what triggering events would typically result in additional write-downs of any individual property. In this regard, please comment on how and when you would use revised appraisals, comparable sales data, other events impacting market based prices of other adjacent properties in the same residential or vacation property development to determine potential additional write-downs in deteriorating market conditions, as appropriate.

9. Please provide us a listing of your largest five OREO properties at both the latest quarter and year-end dates. Include a description of the property, original loan classification, original loan amount, specific write-downs prior to placing the property into foreclosure (including the specific write-downs you took on the date of transfer to this account), amount of write-downs since it has been in this account and details supporting the active marketing of these individual properties. We may have further comments upon receipt and review of your response.

Deposits, page 54

10. Please tell us and provide disclosure in future filings to present as of the latest reporting period the amount of outstanding time deposits of $100,000 or more by time remaining until maturity of 3 months or less; over 3 to 6 months; over 6 through 12 months; and over 12 months pursuant to Item V D of Guide III.

Item 8. Financial Statements and Supplementary Data

Note (1) Summary of Significant Accounting Policies

Business, page 71

11. Please tell us and expand the disclosure in future filings to state the nature of the business conducted by the company's nonbank subsidiaries.

Loans, page 73

12. Please tell us and expand the disclosure in future filings to state the policy for recognizing interest income on impaired loans, including how cash receipts are recorded pursuant to ASC 310-50-15 (b).

13. We note the disclosure that a loan that is modified at a market rate of interest may no longer be classified as a troubled debt restructuring in the calendar year subsequent to the restructuring if it is in compliance with the modified terms. It appears from your disclosure that you are redesignating your restructured loans. Please confirm our understanding and provide us with the authoritative literature you have used to support your accounting treatment. Also, tell us if there is a minimum amount of continuous payments that must be made before such redesignating.

14. We note the disclosure that residential mortgages held for sale were $46,408 and $36,430 as of December 31, 2010 and 2009, respectively. Please revise future filings to present these loans on the face of the consolidated balance sheets pursuant to ASC 310-10-45-2.

Note (3) Loans, pages 79-85

15. Please revise your contractual aging table in future filings to further breakout the amounts included in the 30-89 days past due column into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

16. With regard to the disclosure specified by ASC 310-10-50-19, please tell us and expand future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad debt expense.

Note (24) – Fair Value Measurements, page 106

17. Please tell us and provide disclosure in future filings of the validation procedures performed by the company related to the models and assumptions utilized to validate that the prices received from independent pricing services and 3rd party consultants are reasonable for each financial instrument.

18. We note you made fair value adjustments of $6,724 and $5,545 during 2010 and 2009, respectively, to your OREO. Please tell us what those adjustments represent and revise your future filings accordingly. For example, tell us if it is the result in updated appraisals or the result of management estimates.

Part III information, incorporated from the Proxy Statement filed March 31, 2011

Governance and Nominating Committee, page 24

19. We note your disclosure on the second line of page 25 that the Scott family council recommends "candidates for Board membership from the Scott family" and that the nominating committee "gives due and significant consideration to [such] recommendations." Please provide to us and undertake to include in your future filings the following:

- describe any arrangement or understanding between any candidate and the Scott family as required by Item 401(a) of Regulation S-K;
- revise your description of each nominee to state which ones were recommended by the Scott family as required by Item 407(c)(2)(vii) and (ix) of Regulation S-K;
- disclose whether the nominating committee has rejected any recommendations from the Scott family; and
- disclose whether the Scott family has approved all candidates before the Committee nominated them.

Compensation Discussion and Analysis, page 29

20. Please provide to us and undertake to include in your future filings, as required by Item 402(b) of Regulation S-K, the following information relating to your determination of the types and amount of executive compensation to award:

- identify, pursuant to Item 402 (b)(2)(v) of Regulation S-K, the specific items of corporate performance, on which you state you based the amount of executive bonuses in the fourth paragraph of page 29; and
- identify, pursuant to Item 402 (b)(2)(vii) of Regulation S-K, the "individual performances objectives" to which you refer in the third paragraph on page 31.

21. We note your statement in the third paragraph on page 30 that "the Compensation Committee targets market competitive (50th percentile) base pay, incentives and total cash compensation within the peer group." Revise your future filings revision of this section, consistent with Item 402(b)(2)(xiv) of Regulation S-K, to identify the peer group used by the Committee in evaluating executive compensation in the relevant year, including any changes to the group since the last fiscal year.

Certain Relationships and Related Transactions, page 45

22. Please confirm, and revise future filings to clarify, that the loans disclosed on page 45 do not have "other than normal risk of collectability or present other unfavorable features." Please refer to Item 404(a) Instruction (4)(c)(ii) of Regulation S-K.

23. Please tell us how you concluded that expenses for the aircraft and strategic planning, education and corporate governance consultation for the Scott family are consistent with your code of ethics and your related person transaction policy and whether the independent directors of your governance and nominating committee or other directors approved the transactions. Please refer to Item 404(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terrill Moore, CFO
First Interstate BancSystem, Inc.
August 8, 2011
Page 8

You may contact Chris Harley, Staff Accountant at (202)551-3695 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: <u>Via E-Mail</u>
       Laura Bailey
       First Interstate BancSystem, Inc.